September 14, 2018

David J. Moss
Chief Financial Officer
INmune Bio Inc.
1224 Prospect Street, Suite 150
La Jolla, CA 92037

       Re: INmune Bio Inc.
           Registration Statement on Form S-1
           Filed August 30, 2018
           File No. 333-227122

Dear Mr. Moss:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2018 letter.

Registration Statement on Form S-1

Risk Factors
We rely on key personnel, page 26

1. We note your disclosure in this risk factor that you do not have employment agreements in place with your President or other executives yet you disclose on page 71 that you have employment agreements with Dr. Tesi and Mr. Moss. Please revise this risk factor accordingly.
 David J. Moss
FirstName LastNameDavid J. Moss
INmune Bio Inc.
Comapany 14, 2018
September NameINmune Bio Inc.
September 14, 2018 Page 2
Page 2
FirstName LastName
Use of Proceeds, page 33

2. We note your response to our prior comment 1. Please revise to clarify whether the Phase
         1 trials for INKmune that you state that you will complete if the maximum offering amount is raised are the same as the Phase I/II trials for INKmune that you list in the bullet points underneath that disclosure.
Business, page 36

3. We note your revisions in response to our prior comment 3. Please expand the disclosure in this section to describe in greater detail the status of your human umbilical cord derived mesenchymal stem/stromal cells manufacturing business. Please clarify why you need to identify a contract manufacturer when you state you will be acting as a contract manufacturer, what program must be identified before you will "seek partners," and what you mean by the term partner. Also describe any intellectual property rights related to this business, the effect of existing or probable governmental regulations, the amount spent on research and development during each of the past two fiscal years, and other applicable items of Regulation S-K Item 101(h)(4).
Immune Ventures, LLC License Agreement, page 46

4. We note your disclosure in this section that the agreement will terminate, unless terminated sooner, on a country by country basis on the date of the expiration of the last to expire patent rights where patent rights exists. Please revise this section to disclose when the latest to expire patent is scheduled to expire.
Unit Offering, page 64

5. We note that your prior disclosure in this section and Section B of the subscription agreement filed as Exhibit 10.1 indicate that you would be required to pay a penalty to the investors in your unit offering if you did not have a registration statement declared effective to register the resale of the shares of common stock underlying the units within six months of filing. As it appears that you have failed to meet that deadline, please revise your disclosure in this section to indicate whether you paid such penalties, how much was paid or how much you will be required to pay, and when or whether you renegotiated the terms to avoid such penalties.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 David J. Moss
INmune Bio Inc.
September 14, 2018
Page 3

        You may contact Vanessa Robertson at 202-551-3649 or Angela Connell at 202-551-
3426 if you have questions regarding comments on the financial statements and related matters.
Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid J. Moss
                                                           Division of
Corporation Finance
Comapany NameINmune Bio Inc.
                                                           Office of Healthcare
& Insurance
September 14, 2018 Page 3
cc:       David Manno, Esq.
FirstName LastName